Exhibit 4.2

AMENDMENT NUMBER ONE

TO THE SHARE REMUNERATION PLAN FOR BBVA GROUP MANAGEMENT

AND CERTAIN RISK FUNCTIONS IN THE UNITED STATES

AMENDED AND RESTATED AS OF MARCH 31, 2017

The Share Remuneration Plan for BBVA Group Management and Certain Risk Functions in the United States, effective as of November 15, 2011, and amended and restated as of March 31, 2017 (the “Plan”), is hereby amended as follows:

(1)       The first sentence of Section 5 shall be deleted in its entirety and the following sentence shall be substituted in lieu thereof:

“The total number of ADSs reserved and available for distribution under the Plan shall be 18,064,512.”

(2)       All other provisions of the Plan shall remain in full force and effect.